UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

	By:	/s/ Andrea Wood
		Name:	Andrea Wood
		Title:	Chief Legal and Governance Officer

Date: March 31, 2023

Exhibit Index

Exhibit Number	Description of Document

99.1	TELUS Corporation Notice of annual general meeting and information circular dated March 6, 2023

99.2	Notice & access notification to shareholders (notice & access document)

99.3	Form of proxy – common shareholders (registered)

99.4	AGM User Guide

99.5	Amended Restricted Share Unit Plan of TELUS Corporation

99.6	Amended Performance Share Unit Plan of TELUS Corporation